September 7, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James's Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 30, 2018
           File No. 333-226169

Dear Mr. Katkin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary
Company overview, page 2

1. We note your disclosure that initiation of a Phase 2a trial of h-Maxi-K for the treatment of overactive bladder (OAB) in 2019 is subject to feedback from the U.S. Food and Drug
       Administration. Please expand your disclosure to explain. In addition, clarify which of the trials conducted by Ion Channel Innovations, LLC you intend to rely. Keith A. Katkin
FirstName LastNameKeith A. Katkin
Urovant Sciences Ltd.
Comapany 7, 2018
September NameUrovant Sciences Ltd.
September 7, 2018 Page 2
Page 2
FirstName LastName
hMaxi-K for the treatment of overactive bladder, page 6

2. We note your discussion in the penultimate paragraph on page 2 on the number of
         Americans who suffer from bothersome symptoms of OAB and the number of estimated patients who received prescriptions for oral OAB medications in 2017. Please revise to provide similar disclosure here for patients with OAB who have failed oral pharmacological therapy.
Risks associated with our buisness, page 8

3. Please expand your disclosure in the eighth bullet point to highlight the risk that the patent rights exclusively licensed from ICI consist solely of a pending international patent application and that the Phase 1 trials in OAB studied the product candidate in a limited patient population of 22 women, as you note on page 119. Additionally, please disclose any serious adverse events observed in any of the earlier trials for hMaxi-K.
Business
hMaxi-K for the treatment of overactive bladder, page 119

4. We note your statement in the last paragraph on page 119 that statistical significance was achieved in one of the Phase 1b trials. Please expand your disclosure to explain your use of p-values and of the term "statistical significance", and how they relate to the FDA's evidentiary standards of efficacy.
5. Please revise the first full paragraph on page 119 to discuss the specific objective endpoints you expect to evaluate in the Phase 2a trial.
6. Please expand your discussion of the Phase 1b trial described in the last paragraph on page
         119 to explain the results regarding the endpoints of urinary urgency and frequency and quality of life. Please also disclose the dosages used.
7. We note your disclosure that hMaxi-K has been studied in two Phase 1b clinical trials for
         OAB in a total of 22 women. Please expand your disclosure to describe the results of the other Phase 1b clinical trial, including when it was conducted and the length of the trial.
Manufacturing, page 122

8. We refer to your statement on page 53 that you may need a patented or proprietary DNA delivery-related technology to manufacture and commercialize hMaxi-K. To the extent material, please expand your discussion in the third paragraph to discuss this need.
 Keith A. Katkin
Urovant Sciences Ltd.
September 7, 2018
Page 3

       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.



                                                        Sincerely,
FirstName LastNameKeith A. Katkin
                                                        Division of Corporation
Finance
Comapany NameUrovant Sciences Ltd.
                                                        Office of Healthcare &
Insurance
September 7, 2018 Page 3
cc:       Frank Rahmani, Esq.
FirstName LastName